SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
DIVISION OF MARKET REGULATION

UNIT
SECURITIES AND E
Washing



10036175

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AB 3/30

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53231 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 MM/DD/YY AND ENDING 12/31/09 MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abbey National Securities Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/30

ABBEY NATIONAL SECURITIES INC.
(SEC I.D. No. 8-053231)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

********

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC document

**Deloitte.**

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Abbey National Securities Inc.
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Abbey National Securities Inc. (an indirect wholly-owned subsidiary of Abbey National plc) (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Abbey National Securities Inc. at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the financial statements, during 2008, the Company wound down its business and performed an orderly reduction of substantially all of its open transactions and operations. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Deloitte & Touche LLP

February 24, 2010

# ABBEY NATIONAL SECURITIES INC.

**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2009**
**(Amounts in thousands, except share data)**

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 334 |
| Security deposits with clearing organization | | 89 |
| Securities purchased under agreements to resell | | 56,746 |
| Receivable from affiliate | | 955 |
| Total Assets | $ | 58,124 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | | |
|---|---|---|
| LIABILITIES: | | |
| Accrued expenses and other liabilities | $ | 9 |
| STOCKHOLDER'S EQUITY: | | |
| Common stock ($10 par value, 45,300 shares authorized, issued and outstanding) | | 453 |
| Additional paid-in capital | | 44,847 |
| Retained earnings | | 12,815 |
| Total stockholder's equity | | 58,115 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 58,124 |

See notes to statement of financial condition.

ABBEY NATIONAL SECURITIES INC.

**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**YEAR ENDED DECEMBER 31, 2009**
**(Amounts in thousands, except for share data or where stated otherwise)**

## 1. DESCRIPTION OF BUSINESS

Abbey National Securities Inc. (the "Company") is an indirect wholly-owned subsidiary of Abbey National plc. (the "Parent"). The Parent is a subsidiary of Banco Santander S.A., (the "Ultimate Parent") a Spanish banking corporation. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer. The Company is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and a member of the Securities Investor Protection Corporation.

Since the wind down of the Company's business in early 2008, the company has not reengaged in it's prior normal course of business. During the year, the Company undertook securities purchased with agreements to resell transactions with an affiliate.

The Company was previously engaged in securities borrowing and lending activities, principal transactions for its own account, trading in exchange-traded futures, securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements"). The Company transacted with institutions and affiliated entities. The Company's transactions in financial instruments were primarily self-cleared.

The Company currently maintains it's broker dealer license and operates on a going concern basis. Any plan to withdraw it's broker dealer license is subject to Banco Santander's full review of new business opportunities for the Company. The Company is in full compliance with all its regulatory requirements.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation and Use of Estimates*** - The statement of financial condition is prepared on a going concern basis and in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions regarding matters that affect the financial statement and related disclosures. Such estimates include assumptions used in determining the fair value of financial instruments and amounts allocated from affiliates. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates. As discussed in Note 1 above, there is substantial doubt that the Company will continue as a going concern. The statement of financial condition does not include any adjustments relating to the recoverability and classification of liabilities.

***Cash*** - Cash represents balance held at a money center bank.

***Cash and Securities Deposited with Clearing Organizations*** - Cash and securities deposited with clearing organizations represents funds deposited by customers and funds accruing to customers as a result of trades or contracts, as well as restricted cash and securities.

***Securities Financing Transactions*** - Reverse repurchase agreements are treated as collateralized financing transactions and are carried at amounts at which the securities will subsequently be resold as specified in the respective agreements, including accrued interest. They are presented on a net-by-counterparty basis, when appropriate. Such carrying amounts approximate fair value. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the market value of collateral daily with additional collateral obtained, or excess collateral returned, as necessary, to ensure such transactions are adequately collateralized.

The Company reinvested it's retained earnings and capital into reverse repurchase agreements. At December 31, 2009 the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a fair value of approximately $56,746.

***Income Taxes*** - The Company accounts for income taxes using an asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates. Deferred income taxes are based on prevailing statutory regulations. Valuation allowances for deferred tax assets are established when, in management's judgment, it is more likely than not that such deferred tax assets will not be realized. The Company is a component member of an affiliated group. The tax liability of the Company has been determined as if it was a separate tax paying entity.

***New Accounting Pronouncements -***

On September 15, 2009, the Financial Accounting Standards Board (FASB) enacted Statement of Financial Accounting Standards (SFAS) No. 168 (SFAS 168), "The FASB Accounting Standards Codification™ ("ASC") and the Hierarchy of Generally Accepted Accounting Principles". This statement establishes the FASB Accounting Standards Codification™ (the Codification) as the single source of authoritative generally accepted accounting principles (GAAP) in the United States. The topically-organized codification is not intended to change US GAAP but it significantly changes the way that GAAP is presented and referenced in financial statements.

Statement 168 also changes the way in which new authoritative GAAP is issued. The Financial Accounting Statements, FASB Interpretations, and EITF abstracts will now be replaced by Accounting Standard Updates (ASU), which will provide updates to the Codification, background information on the new guidance and the basis for conclusions.

In May 2009, the FASB issued ASC 855 "Subsequent Events", (ASC 855) which establishes standards to account for and disclose events that occur after balance sheet date but before the financial statements are issued. The statement specifies that an entity must disclose all subsequent events that provide additional evidence about conditions that existed at the balance sheet date, including any estimates that were inherent in the process of preparing the financial statements. The statement also specifies that an entity must disclose the date through which subsequent events were evaluated. This statement was effective upon issuance. The adoption of ASC 855 did not materially impact the Company's financial statements.

## 3. INCOME TAXES

The Company does not have an income tax payable at December 31, 2009 as it does not anticipate a tax liability for 2009.

As of December 31, 2009 the Company had no deferred tax assets and liabilities.

## 4. RELATED PARTY TRANSACTIONS

The Parent has and continues to guarantee, irrevocably and unconditionally, the payment in full of all amounts payable, if any, by the Company.

The Company was party to reverse repurchase agreements with an affiliate. At December 31, 2009, the Company had reverse repurchase agreements with an affiliate for $56,745.

## 5. CONTINGENCY

At December 31, 2009, the Company maintained it's membership at the Depository Trust Company to trade and clear securities. There was no potential contingent liability under this membership agreement at December 31, 2009.

## 6. RISK MANAGEMENT

The Company's risk management policies and related procedures are integrated with those of Abbey National Treasury Services and other affiliates. In the normal course of business, the Company enters into reverse repurchase transactions whereby securities are received from counterparties as collateral. The collateral may be in the form of cash or other securities. Credit risk occurs when the fair value of the underlying securities received falls below the cash provided by the Company.

The Company seeks to limit credit risk (as well as concentrations of credit risk) created in its business through the use of various control policies and procedures, including limits and monitoring procedures based in part upon the Company's review of the financial condition and credit ratings of its counterparties as well as through the use of master netting agreements. In addition, collateral arrangements with counterparties provide the Company, the right to liquidate collateral and the right to offset counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable including accrued interest, and requests additional or returns excess collateral, on a daily basis, to ensure such transactions are adequately collateralized. The Company's agreements with third parties specify its rights to request additional collateral.

The financial instruments which potentially subject the Company to concentrations of credit risk consist of collateralized reverse repurchase contracts. The Company's only counterparty is an affiliated entity.

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as liquidity, will result in losses for a position or portfolio.

The Company manages market risk associated with its trading activities on a Company-wide basis, on a worldwide trading division level and on an individual product basis. Aggregate market risk limits have been approved for the Company and for its affiliates. Additional market risk limits are assigned to trading desks. Traders and the Market Risk Department monitor market risk measures against limits in accordance with policies set by senior management.

## 7. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Under Rule 15c3-1, the Company has elected to compute its net capital requirement in accordance with the "Alternative Net Capital Requirement," which specifies that net capital shall be at least the greater of $250 or 2% of aggregate debits, as defined.

At December 31, 2009, the Company's regulatory net capital, as defined under SEC rules, was $55,464, which exceeded the minimum regulatory requirement by $55,214.

## 8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in the statement of financial condition through February 24, 2010, the date the statement of financial statement was issued.

Effective January 11, 2010, the legal name of Abbey National plc was changed to Santander UK plc.

No other recordable or disclosable events occurred through this date.

* * * * * *



**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 24, 2010

Abbey National Securities Inc.
400 Atlantic Street
Stamford, Connecticut

In planning and performing our audit of the financial statements of Abbey National Securities Inc. (an indirect wholly-owned subsidiary of Abbey National plc) (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 24, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP